Exhibit 99.1

TJGC Group Limited Appoints Electronics Manufacturing Veteran Kalvin Kwok as Executive Director of Subsidiary to Lead Strategic Expansion into AI Hardware Components

Mr. Kwok’s Three Decades of Electronics Manufacturing and Factory Operations Experience Position Tongjiang Group to Capture Growing Global Demand for AI and Data-Center Hardware

HONG KONG, Sept. 16, 2026 (GLOBE NEWSWIRE) -- TJGC Group Limited (Nasdaq: TJGC) (the “Company”) today announced the appointment of Mr. Kalvin Kwok as an executive director of Tongjiang Group Limited, the Company’s wholly-owned Hong Kong subsidiary (“Tongjiang” or the “Subsidiary”), effective September 16, 2026. The appointment was made under an Appointment, Business Transformation and Equity Incentive Agreement and marks the formal launch of Tongjiang’s business in the sourcing, trading and assembly of high-performance PC and data-center components, including DRAM, SSDs, CPUs and integrated circuits.

As global demand for AI computing continues to accelerate, the buildout of data-center infrastructure is driving structural growth in demand for memory modules and related hardware components. The Company believes that Mr. Kwok’s appointment, together with the customer resources, supplier relationships and assembly channels that Mr. Kwok has committed to make available to Tongjiang, positions the Subsidiary to execute on this opportunity from day one.

Mr. Kwok brings over 30 years of hands-on experience in the electronics manufacturing and processing industry. Since beginning his career in 1996, he has played a pivotal role in establishing and optimizing multiple electronics factories across Asia, and serves as chief consultant to a leading Korean electronics manufacturer, advising on factory setup, operational systems implementation and process optimization.

Under the Agreement, and as an equity incentive and for nil consideration, the Company agreed to transfer to Mr. Kwok forty-nine percent (49%) of the issued share capital of the Subsidiary upon the signing of the Subsidiary’s first binding purchase order for the new business, subject to the conditions set out in the Agreement, including approval by the Company’s board of directors. Such shares will be constituted as a class carrying rights to dividends and other distributions only, with no voting rights, and the rights attaching to such shares (including any vesting or deferral of dividend rights) will be determined by the Company and set out in the Subsidiary’s amended articles of association. The Company retains full control of the Subsidiary, including all financial management, banking mandates and reserved corporate matters.

“We are thrilled to welcome Kalvin to the TJGC family at this pivotal moment in our transformation,” said Bin Guo, Chief Executive Officer of the Company. “His three decades of manufacturing leadership and his deep network across the electronics supply chain are exactly what Tongjiang needs to execute its AI hardware strategy. The performance-based structure of this partnership ensures that incentives are fully aligned with delivery, while the Company retains complete control over the operating subsidiary.”

“The AI infrastructure buildout is creating a once-in-a-generation opportunity in memory module manufacturing and assembly,” said Mr. Kalvin Kwok. “TJGC’s listed-company platform, combined with the customer pipeline and operational channels that I bring to Tongjiang, gives us a clear path to rapid, capital-efficient growth. My first priority is execution — securing the first orders, standing up production, and building Tongjiang into a trusted supplier in the AI hardware value chain, creating long-term sustainable value for the Company’s shareholders.”

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast advertising campaigns. In addition, the company undertakes contracts with YouTubers, KOLs and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients in planning and preparing their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and changed its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the anticipated benefits of the transaction, the business transition of the Subsidiary and the expected performance of the new business. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions, the completion of the conditions to the equity transfer described herein, and other factors discussed in the “Risk Factors” section of the Company’s most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Email: project@ctrl-media.com

Phone: +852-3107-4887

Ctrl Media Limited

Contact: Investor Relations